Southern Heritage Bancorp, Inc



2001 Annual Report

Southern Heritage Bancorp, Inc.

P.O. Box 907 Oakwood, GA 30566
Tel: (770) 531-1240 Fax: (770) 531-9145

To Our Shareholders:

Southern Heritage Bank enjoyed another excellent year in 2001 despite the challenging financial markets and a slowing economy. Total assets of the Bank grew to $53.9 million at year-end as compared to $42.1 million at year-end 2000. The Company's financial position was strong with a capital ratio of 15.1% to average assets. As indicated by a year-end FDIC examination our asset quality remained very good.

Total deposits grew by 34% from $32.7 million to $43.7 million, which provided the funding for the outstanding growth in our loan portfolio. Total loans grew 54% from $26.6 million to $41.0 million. This outstanding growth is a result of the dedication and determination of all our employees to provide Southern Heritage Bank's customers a level of service that is a notch above our competitors.

We are most pleased to report to you a profit for the Bank at year-end of $415,203 as compared to the previous year of $80,834. Achieving this level of profitability was somewhat challenging given the economic environment in which we were operating. At year-end 2000 the prime rate was 9.50%. During 2001 the prime rate was lowered eleven different times and ended the year at 4.75%. In order to maximize profitability management focused on maintaining a strong net interest margin by exercising good asset/liability principles and by controlling overhead expenses.

In 2001 our non-interest income improved considerably as a result of the growth in the residential mortgage business sector. Commercial loans also grew substantially as we directed our attention to serving the needs of small and medium size companies. We sell quality, not price. We want to deliver the greatest value to our customers. While we may have conservative lending practices, we will stand by our customers in the good times as well as the bad times. As a community bank we pride ourselves on being responsive to our customers and having the flexibility to meet their financial needs.

Our goal for 2002 is to continue to increase shareholder value through growth and profitability. We will achieve this by improving our business development efforts to increase deposits, maintaining a quality loan portfolio with good net interest margins, and keeping our overhead expenses to an acceptable level.

We want to thank you for your investment in Southern Heritage Bancorp, Inc. We appreciate your confidence and your support in helping make Southern Heritage the premier bank in Hall County.

Sincerely,

Tren Watson

Tren Watson
President and CEO

CONTENTS

SOUTHERN HERITAGE BANCORP, INC.
AND SOUTHERN HERITAGE BANK
BOARD OF DIRECTORS

Lowell S. (Casey) Cagle, Chairman of the Board - President of Casey Cagle Properties, Inc.
Donald W. Smith, Vice Chairman - President/C.E.O. of Arrow Auto Sales, Arrow Auto Auction, and Arrow Westside Mitsubishi.
C. Talmadge Garrison, Corporate Secretary - Retired; former officer of First National Bank of Gainesville and First National Bancorp, Inc.
Tren B. Watson - President and C.E.O. of Southern Heritage Bancorp, Inc.
Earl C. Gilleland - Retired; former owner of Gilleland Concrete Company
A. Terry Hayes - Co-Owner of Hayes Chrysler-Dodge-Jeep, Oakwood, Georgia and Manager/Co-Owner of Hayes Chevrolet-Cornelia, Georgia.
Wm. David Merritt - President of Merritt Contracting, Inc. in Gainesville, Georgia
Harold D. Nichols - Sales Manager of Macklanburg - Duncan, Gainesville, Georgia
Edward R. Quillian - President/Owner of the Family Pet Clinic in Oakwood, Georgia

SOUTHERN HERITAGE BANCORP, INC.
EXECUTIVE OFFICERS

Tren B. Watson, President and Chief Executive Officer
C. Ricky Stowe, Chief Financial Officer

SOUTHERN HERITAGE BANK
OFFICERS

Tren B. Watson, President, Chief Executive Officer
Christopher D. England, Executive Vice-President, Chief Lending Officer
C. Ricky Stowe, Senior Vice-President, Chief Financial Officer
Judith L. Bardenwerper, Senior Vice-President, Chief Operations Officer
Dawn S. Mumpower, Vice-President, Mortgage Loan Officer
Gina S. Rider, Vice-President, Loan Operations Officer
Timothy H. Taylor, Vice-President, Commercial Loan Officer
Phyllis A. Bryson, Assistant Vice-President, Administrative Assistant
Mitchell L. Chapman, Assistant Vice-President, Consumer Loan Officer
Jenny R. Couch, Assistant Vice-President, Branch Manager

MARKET FOR THE BANK'S COMMON STOCK AND
RELATED STOCKHOLDER MATTERS

As of December 31, 2001, there were approximately 1,266 shareholders of record of the Company's common stock. There is no established trading market for the Company's common stock. The Company has 878,344 shares of its common stock outstanding as of December 31, 2001. The Company has not paid and does not anticipate paying dividends on its common stock in the immediate future. At present, the only source of funds from which the Company could pay dividends would be dividends paid to the Company by the Bank. Certain regulatory requirements restrict the amount of dividends that can be paid to the Company by the Bank without obtaining the prior approval of the Georgia Department of Banking and Finance. No assurances can be given that dividends will be declared by the Company, of if declared, what the amount of the dividends will be or whether such dividends, once declared, would continue.

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2001

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2001

TABLE OF CONTENTS

Mauldin & Jenkins
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS, LLC

Telephone (770) 955-8600
Fax (770) 980-4489
www.mjcpa.com

Mailing address: P.O. Box 724888 ◦ Atlanta, Georgia 31139-1888

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Southern Heritage Bancorp, Inc.
Oakwood, Georgia

We have audited the accompanying consolidated balance sheets of Southern Heritage Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Heritage Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Mauldin & Jenkins, LLC

Atlanta, Georgia
January 18, 2002

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

Assets	2001	2000
Cash and due from banks	$ 1,335,656	$ 997,545
Federal funds sold	2,293,000	5,105,000
Securities available-for-sale	7,290,248	7,213,651
Restricted equity securities	85,000	85,000
Loans	40,995,355	26,600,306
Less allowance for loan losses	595,883	406,361
Loans, net	40,399,472	26,193,945
Premises and equipment	2,076,813	2,173,142
Other assets	459,561	327,691
Total assets	$ 53,939,750	$ 42,095,974
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	$ 5,396,407	$ 3,273,669
Interest-bearing	38,229,666	29,277,887
Total deposits	43,626,073	32,551,556
Other borrowings	1,700,000	1,700,000
Other liabilities	461,723	213,505
Total liabilities	45,787,796	34,465,061
Commitments and contingencies		
Stockholders' equity		
Common stock, par value $5; 10,000,000 shares authorized; 878,344 issued and outstanding	4,391,720	4,391,720
Capital surplus	4,339,985	4,339,985
Accumulated deficit	(723,809)	(1,095,195)
Accumulated other comprehensive income (loss)	144,058	(5,597)
Total stockholders' equity	8,151,954	7,630,913
Total liabilities and stockholders' equity	$ 53,939,750	$ 42,095,974

See Notes to Consolidated Financial Statements.

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Interest income		
Loans	$ 3,301,361	$ 2,464,491
Taxable securities	419,355	436,583
Federal funds sold	179,223	133,713
Other	9,552	2,517
Total interest income	3,909,491	3,037,304
Interest expense		
Deposits	1,689,976	1,305,796
Other borrowings	100,659	24,811
Total interest expense	1,790,635	1,330,607
Net interest income	2,118,856	1,706,697
Provision for loan losses	206,000	176,255
Net interest income after provision for loan losses	1,912,856	1,530,442
Other income		
Service charges on deposit accounts	139,706	107,360
Mortgage origination fees	267,476	9,609
Other operating income	6,617	48,121
Total other income	413,799	165,090
Other expenses		
Salaries and employee benefits	1,113,411	868,694
Equipment expenses	116,975	101,044
Occupancy expenses	184,661	149,529
Other operating expenses	540,222	561,163
Total other expenses	1,955,269	1,680,430
Income before income taxes	371,386	15,102
Income tax expense	-	-
Net income	$ 371,386	$ 15,102
Basic and diluted earnings per share	$ 0.42	$ 0.02

See Notes to Consolidated Financial Statements.

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Net income	$ 371,386	$ 15,102
Other comprehensive income:		
Unrealized holding gains on securities available-for-sale arising during period	149,655	200,470
Comprehensive income	$ 521,041	$ 215,572

See Notes to Consolidated Financial Statements.

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Capital	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Par Value	Surplus	Deficit	Income (Loss)	Equity
Balance, December 31, 1999	878,344	$ 4,391,720	$ 4,339,985	$ (1,110,297)	$ (206,067)	$ 7,415,341
Net income	-	-	-	15,102	-	15,102
Other comprehensive income	-	-	-	-	200,470	200,470
Balance, December 31, 2000	878,344	4,391,720	4,339,985	(1,095,195)	(5,597)	7,630,913
Net income	-	-	-	371,386	-	371,386
Other comprehensive income	-	-	-	-	149,655	149,655
Balance, December 31, 2001	878,344	$ 4,391,720	$ 4,339,985	$ (723,809)	$ 144,058	$ 8,151,954

See Notes to Consolidated Financial Statements.

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES		
Net income	$ 371,386	$ 15,102
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	123,681	117,903
Amortization	13,746	4,867
Provision for loan losses	206,000	176,255
(Increase) decrease in interest receivable	10,007	(99,096)
Increase in interest payable	6,063	122,831
Net other operating activities	100,279	(213,846)
Net cash provided by operating activities	831,162	124,016
INVESTING ACTIVITIES		
Purchases of securities available-for-sale	(5,414,259)	-
Maturities of securities available-for-sale	5,473,571	-
Net (increase) decrease in federal funds sold	2,812,000	(3,900,000)
Purchase of restricted equity securities	-	(85,000)
Net increase in loans	(14,411,527)	(9,128,971)
Purchase of premises and equipment	(27,353)	(37,351)
Net cash used in investing activities	(11,567,568)	(13,151,322)
FINANCING ACTIVITIES		
Net increase in deposits	11,074,517	10,807,263
Proceeds from other borrowings	-	1,700,000
Net cash provided by financing activities	11,074,517	12,507,263
Net increase (decrease) in cash and due from banks	338,111	(520,043)
Cash and due from banks at beginning of year	997,545	1,517,588
Cash and due from banks at end of year	$ 1,335,656	$ 997,545
SUPPLEMENTAL DISCLOSURE		
Cash paid for:		
Interest	$ 1,784,572	$ 1,207,776

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Southern Heritage Bancorp, Inc. (the "Company") is a bank holding company whose business is conducted by its wholly-owned subsidiary, Southern Heritage Bank (the "Bank"). The Bank is a commercial bank located in Oakwood, Hall County, Georgia. The Bank provides a full range of banking services in its primary market area of Hall County and surrounding counties.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances are eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred taxes.

Cash, Due From Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks include cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold and deposits are reported net.

The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Equity securities, including restricted stock, without a readily determinable fair value are recorded at cost.

Interest and dividends, including amortization of premiums and accretion of discounts, are recognized in interest income. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are reported at their outstanding unpaid principal balances less the allowance for loan losses. Interest income is accrued on the unpaid balance.

Loan origination fees and direct origination costs of loans are recognized at the time the loan is placed on the books. Because the loan origination fee approximates the costs of most loans and the majority of loans have maturities of one year or less, the effect on operations is immaterial.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, or when a loan becomes past due 90 days or more, unless the loan is well-secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received, until the loan is returned to accrual status.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur in the near term.

Profit-Sharing Plan

Profit sharing plan costs are based on a percentage of individual employee's salary, not to exceed the amount that can be deducted for federal income tax purposes.

Stock Compensation Plans

Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and dilutive potential common shares. Potential common shares include stock options. There were no dilutive potential common shares outstanding at December 31, 2001 and 2000. The weighted average number of shares outstanding for the years ended December 31, 2001 and 2000 was 878,344.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component in the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain assets, liabilities, income and expenses on the balance sheet and statement of income as of and for the year ended December 31, 2000 have been reclassified, with no effect on net income, to be consistent with the classifications adopted for the year ended December 31, 2001.

NOTE 2. SECURITIES

The amortized cost and fair value of securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale				
December 31, 2001:				
U. S. Government and agency securities	$ 7,146,190	$ 144,058	$ -	$ 7,290,248
December 31, 2000:				
U. S. Government and agency securities	$ 7,219,248	$ 9,268	$ (14,865)	$ 7,213,651

The amortized cost and fair value of debt securities as of December 31, 2001 by contractual maturity are shown below.

	Amortized Cost	Fair Value
Due in less than one year	$ 499,383	$ 506,200
Due from one to five years	4,891,284	4,984,789
Due from five to ten years	1,755,523	1,799,259
	$ 7,146,190	$ 7,290,248

Securities with a carrying value of $3,037,037 and $3,747,655 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 3. LOANS

The composition of loans is summarized as follows:

	December 31, 2001	December 31, 2000
Commercial	$ 4,748,291	$ 7,481,521
Real estate – construction	12,460,687	6,060,783
Real estate – mortgage	19,783,496	8,667,791
Consumer and other	4,002,881	4,390,211
	40,995,355	26,600,306
Allowance for loan losses	(595,883)	(406,361)
Loans, net	$ 40,399,472	$ 26,193,945

Changes in the allowance for loan losses are as follows:

	Years Ended December 31, 2001	Years Ended December 31, 2000
Balance, beginning of year	$ 406,361	$ 264,975
Provision for loan losses	206,000	176,255
Loans charged off	(18,828)	(35,169)
Recoveries of loans previously charged off	2,350	300
Balance, end of year	$ 595,883	$ 406,361

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended December 31, 2001	As of and for the Years Ended December 31, 2000
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance	28,875	101,242
Total impaired loans	$ 28,875	$ 101,242
Valuation allowance related to impaired loans	$ 14,437	$ 30,800
Average investment in impaired loans	$ 70,681	$ 39,425
Interest income recognized on impaired loans	$ -	$ 859

In the ordinary course of business, the Company has granted loans to certain directors, executive officers, and their related affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2001 are as follows:

NOTE 3. LOANS (Continued)

Balance, beginning of year	$ 40,106
Advances	2,531,897
Repayments	(393,195)
Balance, end of year	$ 2,178,808

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2001	2000
Leasehold improvements	$ 3,000	$ 3,000
Building	2,069,753	2,069,753
Furniture and equipment	311,899	284,547
	2,384,652	2,357,300
Less accumulated depreciation	(307,839)	(184,158)
	$ 2,076,813	$ 2,173,142

The Company leases the land on which its banking facility is located under a noncancelable lease. The lease is for a twenty year term and can be extended for four additional periods of five years each. The original base annual rent was $40,000, payable in monthly installments. Beginning on the first day of the fourth lease year and on the first day of each lease year thereafter, ("change date"), rent shall increase by the percentage by which the average CPI for the previous lease year exceeds the average CPI for the year preceding the previous change date, but not to exceed 5% in any event. In no event shall the rent be less than it was for the prior lease year. For this lease, the "average CPI" is the average monthly consumer price index for the particular lease year in question during the term of this lease. As of December 31, 2001, the monthly rent is $3,500. The Company is responsible for building and personal property taxes.

The total minimum rental commitment at December 31, 2001 is due as follows:

2002	$ 42,000
2003	42,000
2004	42,000
2005	42,000
2006	42,000
Due thereafter	479,500
	$ 689,500

Total rental expense for the years ended December 31, 2001 and 2000 was $66,514 and $65,089, respectively. Total rental expense includes the land lease and all other equipment rental expense.

NOTE 5. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 was $8,974,590 and $6,480,206, respectively. The scheduled maturities of time deposits at December 31, 2001 are as follows:

2002	$ 23,012,006
2003	2,805,156
2004	626,264
2005	259,746
2006	56,888
	$ 26,760,060

NOTE 6. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31, 2001	December 31, 2000
Advance from Federal Home Loan Bank with interest at 5.84%, due October 13, 2005.	$ 1,700,000	$ 1,700,000

The Company's advances from the Federal Home Loan Bank are collateralized with $1,809,223 of the Company's security portfolio and with the Company's stock in the Federal Home Loan Bank.

NOTE 7. INCOME TAXES

The components of income tax expense are as follows:

	Years Ended December 31, 2001	Years Ended December 31, 2000
Deferred	$ (127,595)	$ 6,606
Change in valuation allowance	127,595	(6,606)
Income tax expense	$ -	$ -

NOTE 7. INCOME TAXES (Continued)

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,			
	2001		2000	
	Amount	Percent	Amount	Percent
Income taxes at statutory rate	$ 126,272	34 %	$ 5,135	34 %
Change in valuation allowance	(127,595)	(34)	(6,606)	(44)
State taxes	13,944	4	654	5
Other	(12,621)	(4)	817	5
Income tax expense	$ -	- %	$ -	- %

The components of deferred income taxes are as follows:

	December 31,	
	2001	2000
Deferred tax assets:		
Loan loss reserves	$ 166,667	$ 80,581
Depreciation	-	4,979
Securities available-for-sale	-	1,903
Preopening and organization expenses	75,475	107,547
Net operating loss carryforward	26,946	247,243
Contributions	3,962	1,944
	273,050	444,197
Valuation allowance	(216,111)	(394,590)
	56,939	49,607
Deferred tax liabilities:		
Depreciation	142	-
Securities available-for-sale	48,980	-
Accrual to cash adjustment	7,817	49,607
	56,939	
Net deferred taxes	$ -	$ -

At December 31, 2001, the Company had available net operating loss carryforwards of approximately $68,000 to reduce future federal taxable income.

NOTE 8. EMPLOYEE BENEFIT PLANS

401(k) Profit Sharing Plan

The Company has a contributory 401(k) profit sharing plan for the benefit of its eligible employees and their beneficiaries, subject to certain eligibility and participation rules. The contributions expensed were $37,380 for the year ended December 31, 2001. There were no contributions for the year ended December 31, 2000.

NOTE 9. STOCK COMPENSATION PLAN

In connection with the organization of the Company, employment contracts were provided to senior management granting a total of 25,000 options. These options are exercisable at book value or $10 per share, whichever is less, and expire five years from the grant date, unless extended by the Board of Directors for an additional five year period.

Other pertinent information related to the options is as follows:

	December 31,			
	2001		2000	
	Number	Weighted-average Exercise Price	Number	Weighted-average Exercise Price
Under option, beginning of year	25,000	$ 10.00	25,000	$ 10.00
Granted	-	-	-	-
Exercised	-	-	-	-
Terminated	-	-	-	-
Under option and exercisable, end of year	25,000	$ 10.00	25,000	$ 10.00
Weighted average life of options outstanding	2 years			

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Company's commitments is as follows:

NOTE 10. COMMITMENTS AND CONTINGENCIES (Continued)

	December 31,	
	2001	2000
Standby letters of credit	$ 111,367	$ 71,000
Commitments to extend credit	9,126,751	6,104,000
	$ 9,238,118	$ 6,175,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 11. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in Hall County and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

Seventy-nine percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth in Note 3.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of the lesser of statutory capital or net assets as defined, or approximately $1,980,000 at December 31, 2001.

NOTE 12. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2001, no dividends could be declared without regulatory approval due to the Bank having an accumulated deficit, which is normal for a de novo bank.

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2001 and 2000, the Company and Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company and Bank's actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
December 31, 2001:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 8,543	20.00%	$ 3,417	8.00%	$ N/A	N/A
Bank	$ 8,468	19.82%	$ 3,418	8.00%	$ 4,272	10.00%
Tier I Capital to Risk Weighted Assets:						
Consolidated	$ 8,008	18.75%	$ 1,708	4.00%	$ N/A	N/A
Bank	$ 7,933	18.57%	$ 1,708	4.00%	$ 2,563	6.00%
Tier I Capital to Average Assets:						
Consolidated	$ 8,008	15.25%	$ 2,100	4.00%	$ N/A	N/A
Bank	$ 7,933	15.11%	$ 2,100	4.00%	$ 2,625	5.00%

NOTE 12. REGULATORY MATTERS (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
December 31, 2000:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 8,040	24.95%	$ 2,578	8.00%	$ N/A	N/A
Bank	$ 7,921	24.58%	$ 2,578	8.00%	$ 3,223	10.00%
Tier I Capital to Risk Weighted Assets:						
Consolidated	$ 7,637	23.70%	$ 1,289	4.00%	$ N/A	N/A
Bank	$ 7,518	23.33%	$ 1,289	4.00%	$ 1,934	6.00%
Tier I Capital to Average Assets:						
Consolidated	$ 7,637	18.77%	$ 1,628	4.00%	$ N/A	N/A
Bank	$ 7,518	18.47%	$ 1,628	4.00%	$ 2,035	5.00%

NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107, *Disclosures about Fair Value of Financial Instruments,* excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Cash, Due From Banks and Federal Funds Sold:

The carrying amounts of cash, due from banks and federal funds sold approximate fair values.

Securities:

Fair values for securities are based on available quoted market prices. The carrying values of equity securities with no readily determinable fair value approximate fair values.

NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Loans:

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits:

The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

The fair values of the Company's fixed rate other borrowings are estimated using discounted cash flow models based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest:

The carrying amounts of accrued interest approximate their fair values.

Off-Balance Sheet Instruments:

Fair values of the Company's off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company's off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

The carrying amounts and estimated fair values of the Company's financial instruments were as follows:

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash, due from banks, and federal funds sold	$ 3,628,656	$ 3,628,656	$ 6,102,545	$ 6,102,545
Securities available-for-sale	7,290,248	7,290,248	7,213,651	7,213,651
Restricted equity securities	85,000	85,000	85,000	85,000
Loans	40,399,472	41,135,984	26,193,945	26,529,802
Accrued interest receivable	298,426	298,426	308,433	308,433
Financial liabilities:				
Deposits	43,626,073	44,228,078	32,551,556	32,609,383
Other borrowings	1,700,000	1,731,700	1,700,000	1,700,000
Accrued interest payable	189,043	189,043	182,980	182,980

NOTE 14. SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,	
	2001	2000
Other operating expenses:		
Advertising	$ 43,447	$ 80,425
Legal and professional fees	66,679	68,487
Data processing	114,193	120,833

NOTE 15. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of income and cash flows of Southern Heritage Bancorp, Inc., as of and for the years ended December 31, 2001 and 2000:

CONDENSED BALANCE SHEETS

	2001	2000
Assets		
Cash	$ 74,968	$ 118,785
Investment in subsidiary	8,076,986	7,512,128
Income tax receivable	126,805	-
Total assets	$ 8,278,759	$ 7,630,913
Liabilities		
Deferred taxes payable	$ 126,805	$ -
Stockholders' equity	8,151,954	7,630,913
Total liabilities and stockholders' equity	$ 8,278,759	$ 7,630,913

CONDENSED STATEMENTS OF INCOME

	2001	2000
Other expenses	$ (43,817)	$ (65,733)
Loss before equity in income of subsidiary	(43,817)	(65,733)
Equity in income of subsidiary	415,203	80,835
Net income	$ 371,386	$ 15,102

NOTE 15. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2001	2000
OPERATING ACTIVITIES		
Net income	$ 371,386	$ 15,102
Adjustments to reconcile net income to net cash used in operating activities:		
Equity in earnings of subsidiary	(415,203)	(80,835)
Net cash used in operating activities	(43,817)	(65,733)
Net decrease in cash	(43,817)	(65,733)
Cash at beginning of year	118,785	184,518
Cash at end of year	$ 74,968	$ 118,785

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DECEMBER 31, 2001

Management's Discussion and Analysis

The following is a discussion of the financial condition of Southern Heritage Bancorp, Inc. (the "Company") and our wholly-owned bank subsidiary, Southern Heritage Bank (the "Bank") at December 31, 2001 and 2000 and the results of our operations for the years ended December 31, 2001 and 2000. The purpose of this discussion is to focus on information about our financial condition and results of operations which are not otherwise apparent from the audited consolidated financial statements. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to stockholders. Statements made in the Annual Report, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management; the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors. We caution readers that such factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.

Overview

The Company is a bank holding company within the meaning of the Federal Bank Holding Company Act and the Georgia bank holding company law. On January 4, 1999, we acquired all of the common stock of the Bank. The Bank opened for business on January 4, 1999. Our plan of operations continues to consist primarily of gaining market share in our primary market area of Oakwood, Georgia, Hall County and surrounding counties.

Financial Condition at December 31, 2001 and 2000

Following is a summary of our balance sheets for the years indicated:

	December 31,			
	2001		2000	
	(dollars in thousands)			
Cash and due from banks	$	1,336	$	998
Federal funds sold		2,293		5,105
Securities available-for-sale		7,290		7,214
Restricted equity securities		85		85
Loans, net		40,399		26,194
Premises and equipment		2,077		2,173
Other assets		460		327
	$	53,940	$	42,096
Total deposits	$	43,626	$	32,552
Other liabilities		462		213
Other borrowings		1,700		1,700
Stockholders' equity		8,152		7,631
	$	53,940	$	42,096

Financial Condition at December 31, 2001 and 2000

As of December 31, 2001, we had total assets of $53.9 million compared to $42.1 million in 2000, an increase of $11.8 million, or 28.0%. The increase in total assets was primarily funded by an increase of $11.1 million in total deposits. Our strategy has been to increase the volume of quality loans through the internal growth in deposits and, when appropriate, through borrowings. In 2001, total loans increased by $14.4 million, or 54.1%. The shortage in funding through deposit growth has been provided from a decrease in federal funds sold of $2.8 million. Federal funds sold are available to fund loan growth and provide us with adequate liquidity for other customer needs. The level of growth for the year ended December 31, 2001, although not unusual, is considered to be a significant accomplishment for our third year of operations. We expect that loan and deposit growth will continue to be strong in 2002.

Our security portfolio, consisting of U.S. government and agency securities, totaled $7.3 million at December 31, 2001. Unrealized gains related to these securities were $144,000 at December 31, 2001 as compared to net unrealized losses of $6,000 at December 31, 2000. The change in the unrealized gains during the year ended December 31, 2001 is reflective of the declining interest rate environment experienced over the past twelve months. All of our securities are held as available-for-sale in order that we may sell securities if needed to fund loan growth. As required by generally accepted accounting principles, the net unrealized gains (losses) on these securities are recorded in stockholders' equity until realized.

Seventy-nine percent of our loan portfolio is collateralized by real estate, the majority of which is located in our primary market area of Hall and surrounding counties. Our real estate portfolio consists of loans collateralized by one- to four-family residential properties (48%) and construction loans to build one- to four-family residential properties (30%). Commercial loans represented 12% of the total loan portfolio and consists of loans to primarily businesses in our primary market area.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws. Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing. Currently, real estate values and employment trends in our market area are stable with only slight indications of a downturn in the local economy. The overall United States economy has suffered as a result of September 11, 2001; however, our local economy has been only slightly impacted to date.

We attempt to reduce these economic and credit risks not only by adherence to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures. Banking regulations limit exposure by prohibiting loan relationships that exceed the lesser of 25% of the Bank's statutory capital, or $1,980,000 at December 31, 2001.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and other customer needs. Traditional sources of liquidity include asset maturities and growth in core deposits. We achieve our desired liquidity through the management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective. The liability base provides sources of liquidity through deposit growth and accessibility to market sources of funds.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition. We attempt to price our deposits to meet our asset/liability objectives consistent with local market conditions.

Our liquidity and capital resources are monitored on a periodic basis by State and Federal regulatory authorities. As determined under guidelines established by those regulatory authorities and internal policy, our liquidity ratio is considered satisfactory.

At December 31, 2001, we had loan commitments outstanding of $9.2 million. Because these commitments generally have fixed expiration dates (usually twelve months or less) and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. If needed, we have the ability on a short-term basis to borrow or purchase federal funds from other financial institutions. At December 31, 2001, the Bank has $4,000,000 in aggregate available through lines of credit with three commercial banks for short-term advances.

Stockholders' equity increased by $521,000 for the year ended December 31, 2001 due to the retention of net earnings of $371,000 combined with net unrealized gains on securities available-for-sale of $150,000.

The primary source of funds available to the holding company is the payment of dividends by our subsidiary Bank. Banking regulations limit the amount of the dividends that may be paid without prior approval of the Bank's regulatory agency. Currently, no dividends can be paid by the Bank to the holding company without regulatory approval. We are prohibited from paying dividends until we are cumulatively profitable, and at that time, the payment of dividends will be decided by the Board of Directors based on factors available to them at that time.

At December 31, 2001, our capital ratios were considered well capitalized based on regulatory capital requirements. The minimum capital requirements to be considered well capitalized and the actual capital ratios as of December 31, 2001 are as follows:

	Actual		Regulatory
	Company	Bank	Requirements
Leverage capital ratio	15.25%	15.11%	4.00%
Risk-based capital ratios:			
Tier 1 capital	18.75	18.57	4.00
Total capital	20.00	19.82	8.00

These ratios should continue to decline as asset growth continues, but are expected to remain in excess of the regulatory minimum requirements to be considered well capitalized.

We believe that our liquidity and capital resources are adequate and will meet our foreseeable short and long-term needs as described above. We anticipate that we will have sufficient funds available to meet current customer loan and deposit commitments and to fund or refinance, on a timely basis, our other commitments. At December 31, 2001, we have no material commitments for any capital expenditures.

Except for the expected growth, we are not aware of any other known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on our liquidity, capital resources or operations. We are also not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets which are primarily monetary in nature and which tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. Our asset-liability committee attempts to structure the assets and liabilities and manage the rate sensitivity gap to minimize the potential effects of inflation. For information on the management of our interest rate sensitive assets and liabilities, see the "Asset/Liability Management" section.

Results of Operations For The Years Ended December 31, 2001 and 2000

Following is a summary of the Company's operations for the years indicated.

	Years Ended December 31, 2001	2000
	(dollars in thousands)	
Interest income	$ 3,909	$ 3,037
Interest expense	1,790	1,331
Net interest income	2,119	1,706
Provision for loan losses	206	176
Other income	413	165
Other expenses	1,955	1,680
Net income	371	15

Net Interest Income

Our results of operations are determined by our ability to effectively manage interest income, to minimize loan and security losses, to generate non-interest income, and to control operating expenses. Since interest rates are determined by market forces and economic conditions beyond our control, our ability to generate net interest income is dependent upon our ability to obtain an adequate net interest spread between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities.

The net yield on average interest-earning assets for the year ended December 31, 2001 was 4.72% as compared to 5.28% in 2000. For the year ended December 31, 2001, the rate earned on average interest-earning assets and the rate paid on average interest-bearing liabilities was 8.71% and 5.05%, respectively, which provided a net spread of 3.67%. As indicated in the rate volume analysis which is provided later, the net decline in rates was positively impacted by favorable changes in volume of all categories. These rates and spread were down compared to the year ended December 31, 2000 by 68.44 and 24 basis points, respectively. These declines are attributable to the decline in interest rates during 2001. Average interest-earning assets increased by $12.5 million compared to 2000. During this same period, average interest-bearing liabilities increased by $11.2 million. Although the growth in interest-earning assets and interest-bearing liabilities were almost even, the net yield on average interest-earning assets decreased to 8.71%, or by 68 basis points, while the rate paid on average interest-bearing liabilities decreased by only 44 basis points. This represents a positive interest rate-sensitivity gap ratio as interest-earning assets are repricing at a faster pace than interest-bearing liabilities. The overall improvement in net interest income as noted above, is primarily attributable to the increase in loan volume.

See the interest rates and interest differentials table for specific details.

Provision for Loan Losses

The provision for loan losses increased by $30,000 to $206,000 for the year ended December 31, 2001 as compared to 2000. The amount provided during 2001 and 2000 continues to be due primarily to the growth of the loan portfolio. The allowance for loan losses as a percentage of total loans was 1.45% and 1.53% at December 31, 2001 and 2000, respectively. For the year ended December 31, 2001, we recognized $16,000 in net charge-offs as compared to $35,000 in 2000. Impaired loans at December 31, 2001 and 2000 were $29,000 and $101,000, respectively. All these indicators reflect an improvement in the overall asset quality and loan administration. Based upon our evaluation of the loan portfolio, we believe the allowance for loan losses is adequate to absorb potential losses on existing loans that may become uncollectible. This evaluation considers past due and classified loans, underlying collateral values, historical experience, and current economic conditions which may affect the borrowers' ability to repay.

Other Income

Other income increased by $249,000 for the year ended December 31, 2001 as compared to December 31, 2000. Mortgage origination fees accounted for 65%, or $267,000 of the total other income for the year ended December 31, 2001 as compared to only 6% as of December 31, 2000. The significant increase in 2001 is due to the mortgage interest rate decreases in 2001 which triggered significant refinance activity along with normal first-time purchase mortgages. The other primary source of other income is service charges on deposit accounts which increased by $32,000 in 2001.

Other Expenses

Other expenses increased by $275,000 for the year ended December 31, 2001 compared to December 31, 2000. Other operating expense consists of salaries and employee benefits, equipment and occupancy expenses, and other operating expenses, or $1,113,000, $302,000 and $540,000, respectively. The increase in salaries and employee benefits of $245,000 represented 89% of the total increase in other expenses. The increase in salaries and employee benefits is attributable to an increase of four full-time equivalent employees, increase in profit sharing contributions of $37,000, an increase in incentives of $20,000 and an increase in mortgage commissions of $19,000.

Income Tax

We have not recognized any income tax expense due to remaining net operating losses of $68,000. These net operating losses will be used to offset future income.

Asset/Liability Management

It is our objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is our overall philosophy to support asset growth primarily through growth of core deposits of all categories made by local individuals, partnerships, and corporations.

Our asset/liability mix is monitored on a regular basis with a report reflecting the interest rate-sensitive assets and interest rate-sensitive liabilities being prepared and presented to the Board of Directors on a monthly basis. The objective of this policy is to monitor interest rate-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and it is our intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

At December 31, 2001, our cumulative one year interest rate-sensitivity gap ratio was 91%. Our targeted ratio is 80% to 120% in this time horizon. This indicates that our interest-bearing assets will reprice during this period at a rate faster than our interest-earning liabilities. We are within our targeted parameters.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2001, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio. The table also sets forth the time periods in which earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact, reprice at different times within such period and at different rates.

	Within Three Months	After Three Months but Within One Year	After One Year but Within Three Years	After Three Years	Total
			(dollars in thousands)		
Interest-earning assets:					
Interest-bearing demand deposits	$ 31	$ --	$ --	$ --	$ 31
Federal funds sold	2,293	--	--	--	2,293
Securities	335	249	1,748	5,043	7,375
Loans	14,552	14,063	10,413	1,967	40,995
	17,211	14,312	12,161	7,010	50,694
Interest-bearing liabilities:					
Interest-bearing demand deposits	9,949	--	--	--	9,949
Savings	1,520	--	--	--	1,520
Time deposits	8,939	14,073	3,431	317	26,760
Other borrowings	--	--	--	1,700	1,700
	20,408	14,073	3,431	2,017	39,929
Interest rate sensitivity gap	$ (3,197)	$ 1,378	$ 8,730	$ 6,693	$ 10,765
Cumulative interest rate sensitivity gap	$ (3,197)	$ (4,658)	$ 4,072	$ 10,765	
Interest rate sensitivity gap ratio	.84	1.02	3.54	3.48	
Cumulative interest rate sensitivity gap ratio	.84	.91	1.15	1.27	

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The tables and schedules on the following pages set forth certain significant financial information and statistical data with respect to our: distribution of assets, liabilities and stockholders' equity, average interest rates; security portfolio; loan portfolio, including types of loans, maturities, and sensitivities of loans to changes in interest rates and information on nonperforming loans; loan loss experience and allowance for loan losses; types of deposits and the return on equity and assets.

Distribution of Assets, Liabilities, and Stockholders' Equity: Interest Rates and Interest Differentials

	2001			2000		
	(dollars in thousands)					
	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields Rates
Cash and due from banks	$ 1,119	$ -	- %	$ 897	$ -	- %
Taxable securities (3)	7,463	429	5.75	7,261	439	6.05
Unrealized gains (losses) on securities	92	-	-	(179)	-	-
Federal funds sold	4,326	179	4.14	2,113	134	6.34
Loans (2) (3)	33,074	3,301	9.98	22,961	2,464	10.73
Allowance for loan losses	(494)	-	-	(348)	-	-
Other assets	2,444	-	-	2,516	-	-
	$ 48,024			$ 35,221		
Total interest-earning assets	$ 44,863	$ 3,909	8.71%	$ 32,335	$ 3,037	9.39%
Noninterest-bearing demand	$ 4,590	$ -	- %	$ 3,444	$ -	- %
Interest-bearing demand and savings	9,665	279	2.89	6,429	234	3.64
Time deposits	24,073	1,411	5.86	17,399	1,072	6.16
Total deposits	$ 38,328	$ 1,690	4.41	$ 27,272	1,306	4.79
Other liabilities	290	-	-	1,315	-	-
Other borrowings	1,700	101	5.94	404	24	5.94
Stockholders' equity (4)	7,706	-	-	6,230	-	-
	$ 48,024			$ 35,221		
Total interest-bearing liabilities	$ 35,438	$ 1,791	5.05%	$ 24,232	$ 1,330	5.49%
Net interest income		$ 2,118			$ 1,707	
Net interest spread			3.66%			3.90%
Net yield on average interest-earning assets			4.72%			5.28%

(1) Average balances were determined using the daily average balances.
(2) Includes nonaccrual loans with average balances of $71,000 and $39,000, respectively.
(3) Interest and fees on loans includes $363,000 and $206,000 of loan fee income for the years ended December 31, 2001 and 2000, respectively.
(4) Average unrealized gains (losses) on securities available-for-sale are included in stockholders' equity.
(5) Includes restricted equity securities.

Rate and Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the year indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	Year Ended December 31, 2001 vs. 2000 Changes Due To: Increase (Decrease)		
	Rate	Volume	Net
	(dollars in thousands)		
Increase (decrease) in:			
Income from interest-earning assets:			
Interest and fees on loans	$ (182)	$ 1,019	$ 837
Interest on taxable securities	(22)	12	(10)
Interest on federal funds sold	(58)	103	45
Total interest income	(262)	1,134	872
Expense from interest-bearing liabilities:			
Interest on interest-bearing demand and savings deposits	(55)	100	45
Interest on time deposits	(54)	393	339
Interest on other borrowings	-	77	77
Total interest expense	(109)	570	461
Net interest income	$ (153)	$ 564	$ 411

SECURITIES PORTFOLIO

The carrying amounts of securities at the dates indicated, which are all classified as available-for-sale, are summarized as follows:

	December 31,	
	2001	2000
	(dollars in thousands)	
U.S. Government and agency securities	$ 7,290	$ 7,214

Maturities

The amounts of debt securities by category as of December 31, 2001 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one year through five years, and (3) after five years through ten years.

	U.S. Government and Agency Securities	
	Amount	Yield (1)
	(dollars in thousands)	
Maturity:		
One year or less	$ 506	5.06 %
After one year through five years	4,985	5.64
After five years through ten years	1,799	6.38
	$ 7,290	5.78 %

(1) Yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. The weighted average yield for each maturity range was computed using the carrying value of each security in that range.

LOAN PORTFOLIO

Types of Loans

The amount of loans outstanding at the indicated dates are shown in the following table according to the type of loan.

	December 31,	
	2001	2000
	(dollars in thousands)	
Commercial	$ 4,748	$ 7,481
Real estate-construction	12,461	6,061
Real estate-mortgage	19,783	8,668
Consumer and other	4,003	4,390
	40,995	26,600
Less allowance for loan losses	(596)	(406)
Net loans	$ 40,399	$ 26,194

Maturities and Sensitivities to Changes in Interest Rates

Total loans as of December 31, 2001 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one year through five years, and (3) after five years.

	(dollars in thousands)
Commercial	
One year or less	$ 2,820
After one year through five years	1,928
After five years	-
	4,748
Construction	
One year or less	12,151
After one year through five years	310
After five years	-
	12,461
Other	
One year or less	11,140
After one year through five years	11,880
After five years	766
	23,786
	$ 40,995

The following table summarizes loans at December 31, 2001 with the due dates after one year which have predetermined and floating or adjustable interest rates.

	(dollars in thousands)
Predetermined interest rates	$ 12,376
Floating or adjustable interest rates	2,508
	$ 14,884

Risk Elements

Information with respect to nonaccrual, past due, and restructured loans at the dates indicated is as follows:

	December 31,	
	2001	2000
	(dollars in thousands)	
Nonaccrual loans	$ 29	$ 101
Loans contractually past due ninety days or more as to interest or principal payments and still accruing	-	19
Restructured loans	-	-
Loans, now current about which there are serious doubts as to the ability of the borrower to comply with loan repayment terms	-	-
Interest income that would have been recorded on nonaccrual and restructured loans under original terms	5	4
Interest income that was recorded on nonaccrual and restructured loans	-	1

It is our policy to discontinue the accrual of interest income when, in our opinion, collection of such interest becomes doubtful. This status is accorded such interest when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties which we reasonably expect will materially impact future operating results, liquidity, or capital resources. These classified loans do not represent material credits about which we are aware of any information which causes us to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes average loan balances for the year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off; additions to the allowance which have been charged to operating expense; and the ratio of net charge-offs during the period to average loans.

	Years Ended December 31, 2001	2000
	(dollars in thousands)	
Average amount of loans outstanding	$ 33,074	$ 22,961
Balance of allowance for loan losses at beginning of year	$ 406	$ 265
Loans charged off, installment	(18)	(35)
Recoveries of loans previously charged-off	2	-
Net loan charge-offs during the year	(16)	(35)
Additions to allowance charged to operating expense during year	206	176
Balance of allowance for loan losses at end of year	$ 596	$ 406
Ratio of net loans charged off during the year to average loans outstanding	.05%	.15%

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that adequately covers all known and inherent risks in the loan portfolio. Our evaluation of the loan portfolio includes a periodic review of loan loss experience, current economic conditions which may affect the borrower's ability to pay and the underlying collateral value of the loans.

As of December 31, 2001 and 2000, we had made no allocations of our allowance for loan losses to specific categories of loans. Based on our best estimate, the allocation of the allowance for loan losses to types of loans, as of the indicated dates, is as follows:

	December 31, 2001		December 31, 2000	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(dollars in thousands)			
Commercial	$ 51	11.58%	$ 61	29.06%
Construction loans secured by real estate	119	30.40	130	22.79
Commercial loans secured by real estate	171	48.26	93	31.70
Consumer and other loans	255	9.76	122	16.45
	$596	100.00%	$406	100.00%

DEPOSITS

Average amounts of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits, and time deposits is presented below.(1)

	Years Ended December 31,			
	2001		2000	
	Amount	Percent	Amount	Percent
	(dollars in thousands)			
Noninterest-bearing demand deposits	$ 4,590	-- %	$ 3,444	-- %
Interest-bearing demand and savings deposits	9,665	2.89	6,429	3.64
Time deposits	24,073	5.86	17,399	6.16
	$38,328		$27,272	

(1) Average balances were determined using the daily average balances.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2001 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through twelve months, and (4) over twelve months.

	(dollars in thousands)
Three months or less	$ 3,213
Over three months through six months	2,168
Over six months through twelve months	2,723
Over twelve months	870
Total	$ 8,974

RETURN ON ASSETS AND EQUITY

The following rate of return information for the year indicated is presented below.

	Years Ended December 31, 2001	2000
Return on assets (1)	0.77%	0.04%
Return on equity (2)	4.82	0.24
Dividend payout ratio (3)	N/A	N/A
Equity to assets ratio (4)	16.05	17.69

(1) Net income divided by average total assets.
(2) Net income divided by average equity.
(3) Dividends declared per share of common stock divided by net income per share.
(4) Average equity divided by average total assets.